UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of June 27, 2022

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Centogene N.V.

On June 27, 2022, Centogene N.V. issued press releases titled “CENTOGENE Announces Shareholder Approve All Resolutions at 2022 Annual General Meeting” and “CENTOGENE Announces Appointment of Miguel Coego as Chief Financial Officer”.

Copies of the press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTOGENE N.V.

Date: June 27, 2022
	By:	/s/ Miguel Coego Rios
		Name:	Miguel Coego Rios
		Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Announcement of Shareholder Approving All Resolutions at 2022 Annual General Meeting
99.2	Appointment of Miguel Coego as Chief Financial Officer

4